Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-178124

Prospectus Supplement
(To Prospectus dated November 22, 2011)

IDACORP, Inc.

Dividend Reinvestment and Stock Purchase Plan

This Prospectus Supplement relates to shares of common stock, without par value, of IDACORP, Inc. (IDACORP), registered for sale under the IDACORP Dividend Reinvestment and Stock Purchase Plan. The plan is intended to provide IDACORP’s common shareholders, Idaho Power Company residential customers, and others with a convenient and economical method of reinvesting cash dividends in, and purchasing additional shares of, IDACORP common stock. Any interested investor may participate in the plan by enrolling and making the minimum investment amount, although regulations in certain countries may limit or prohibit participation in the plan.

On November 22, 2011, IDACORP filed a Registration Statement on Form S-3 (Registration No. 333-178124) with the Securities and Exchange Commission in order to register 999,494 shares of IDACORP common stock for offer and sale to participants in the plan. The Registration Statement became effective upon filing and included a Prospectus dated November 22, 2011. Effective March 1, 2013, the plan administrator modified its policies for selling shares held in the plan. This Prospectus Supplement updates the instructions in the Prospectus for selling plan shares and the related terms and conditions. Specifically, this Prospectus Supplement amends the sections of the Prospectus under the headings “Expenses to Participants” and “Selling and Withdrawing Shares,” and should be attached to and read in conjunction with the Prospectus.

Expenses to Participants

The information in the Prospectus under the heading “Expenses to Participants” is amended to read in its entirety as follows:

“Although we pay all costs of administering the plan, you will incur expenses in connection with purchases and sales for your plan account.

Initial Enrollment Fee:
Enrollment Fee	$15.00 if you are not a common shareholder of record
Purchase Fees:
Purchase Commission	$0.06 per share for shares purchased on the open market
Sales Fees:
Service Fee:
Batch Order	$15.00 per transaction
Market Order	$25.00 per transaction
Day Limit Order	$30.00 per transaction
GTD/GTC Limit Order	$30.00 per transaction
Stop Order	$30.00 per transaction
Sales Commission	$0.12 per share
Direct Deposit of Net Sale Proceeds	$5.00 per transaction
Fee for Returned Checks or Rejected Automatic Bank Withdrawals	$35.00 per item or occurrence
Prior Year Duplicate Statements	$20.00 per year”

Selling and Withdrawing Shares

The information in the Prospectus under the heading “Selling and Withdrawing Shares” is amended to read in its entirety as follows:

“How may I sell shares held in my plan account?

You may sell shares held in your plan account at any time. You may place sale orders online, by telephone or through the mail, to the extent noted below. You may instruct the plan administrator to sell shares under the plan through a Batch Order, Market Order, Day Limit Order, Good-‘Til-Date/Canceled Limit Order or Stop Order.

•	Batch Order (online, telephone, mail) – Requests to sell shares are aggregated and the total of all shares are sold on the open market. Batch Order sale requests will be completed by the plan administrator within five business days (except where deferral is necessary under state or federal regulations). The price per share sold will not be known until the sales are completed and will always be the weighted-average price for all shares sold for the plan on the trade date. Once entered, a Batch Order cannot be canceled by the participant.

•	Market Order (online or telephone) – During market hours, sale requests will be promptly submitted by the plan administrator to a broker. The sale will be at the prevailing market price when the trade is executed. Once entered, a Market Order request cannot be canceled. Sale requests submitted near the close of the market may be executed on the next trading day, along with other requests received after market close.

•	Day Limit Order (online or telephone) – Sale requests for a Day Limit Order will be promptly submitted by the plan administrator to a broker. The sale will be executed when and if the stock reaches or exceeds the specified price on the day the order was placed. The request will be automatically canceled if the price is not met by the end of the trading day. If you submit a Day Limit Order when the market is closed, your order will be processed on the next business day. Once entered, a Day Limit Order cannot be canceled by the participant. Depending on the number of shares being sold and current trading volumes, the order may only be partially filled and the remainder of the order cancelled.

•	Good-‘Til -Date/Canceled (GTD/GTC) Limit Order (online or telephone) – Requests to sell shares with a GTD and GTC Limit Order will be promptly submitted by the plan administrator to a broker. The sale will be executed when and if the stock reaches or exceeds the specified price during the period specified in the order. GTC orders expire after 90 days if the order does not specify a shorter period. The request is automatically canceled if the price is not met by the end of the order period. The unfilled portion of an order also may be canceled by the applicable stock exchange or by the participant prior to the termination or cancellation date specified in the order.

•	Stop Order (online or telephone) – Requests to sell shares will be promptly submitted by the plan administrator to a broker for a Stop Order. The sale will be executed when the stock reaches a specified price, at which time the order becomes a Market Order and the sale will be at the prevailing market price when the trade is executed. The price specified in the order must be below the current market price.

Please note that IDACORP’s share price may fluctuate between the time your sale request is received and the time the sale is completed on the open market.

Requests received by mail will be processed as a Batch Order. When submitting a written request, please include your name and account number and reference “IDACORP, Inc.” Also remember to sign your name as it appears on your account whenever you submit written instructions to the plan administrator. All registered owners must sign.

IDACORP’s Insider Trading and Transactions in Company Securities Standard prohibits trading in IDACORP’s common stock if in possession of material, non-public information about the company, with very limited exceptions (generally relating to programmatic trading pursuant to authorized Rule 10b5-1 plans). Share sales by employees, affiliates and Section 16 officers must be made in compliance with IDACORP’s Insider Trading and Transactions in Company Securities Standard.

Additional Terms and Conditions for Selling Shares

Sales are usually made through a broker-dealer, who will receive brokerage commissions. The plan administrator is authorized, in its sole discretion, to choose any broker-dealer, including an affiliated broker-dealer, to make sales of plan shares. The plan administrator will furnish you the name of the registered broker-dealer used to sell your shares within a reasonable time upon written request. Typically, the shares are sold through the New York Stock Exchange.

Depending on the number of shares to be sold and the current trading volume, sale transactions may be completed in multiple transactions and over the course of more than one day (except in the case of a Day Limit Order). All sales are subject to market conditions, system availability, restrictions and other factors The actual sale date, time or price received for any shares sold through the plan cannot be guaranteed. IDACORP’s share price may fluctuate between the time the sale request is received and the time the sale is completed on the open market. The plan administrator shall not be liable for any claim arising out of a failure to sell stock on a certain date or at a specific price. You bear this risk by participating in the plan, and you should evaluate and monitor this risk.

Sales proceeds will be net of any fees to be paid by the participant. The plan administrator will deduct any fees or applicable tax withholding from the sale proceeds. Sales processed on accounts without a valid Form W-9 for U.S. citizens or Form W-8BEN for non-U.S. citizens will be subject to Federal Backup Withholding. This withholding can be avoided by furnishing the appropriate and valid form prior to the sale. Forms are available online at http://www.shareowneronline.com.

A check for the proceeds of the sale of shares (in U.S. dollars), less applicable taxes and fees, generally will be mailed by first class mail four business days after the trade date. If you submit a request to sell all or part of your plan shares, and you request that the net proceeds be deposited electronically into a checking or savings account, you must provide a voided blank check for a checking account or blank savings deposit slip for a savings account. If you are unable to provide a voided check or deposit slip, your written electronic deposit request must include a medallion signature guarantee from an eligible financial institution. Requests for automatic deposit of sale proceeds that do not provide the required documentation will not be processed (although the sale will be completed as described above), and the plan administrator will issue a check for the net sale proceeds.

A participant who wishes to sell shares currently held in certificate form may send them in for deposit to the plan administrator and then may proceed with the sale. To sell shares through a broker of your choice you may request the broker to transfer shares electronically from your plan account to your brokerage account. Alternatively, you may request a stock certificate and then deliver that certificate to your broker.

May I withdraw shares from my plan account without terminating participation in the plan?

Yes, you may withdraw any number of whole shares held in your plan account at any time. You may request a withdrawal by completing a transaction request form and returning it to the plan administrator. Requests can be submitted through shareowneronline.com, over the telephone and by mail. The plan administrator will transfer your whole plan shares into your direct registration account and issue a direct registration statement to you, unless you specifically request a stock certificate. For more information, see “Direct Registration” above.

What happens when I sell or transfer all of the shares registered in my name?

If you sell all the shares in your account, or if you hold less than one full share in your account, the plan administrator may terminate your participation in the plan. If you sell fewer than all the shares, you will continue to participate in the plan unless you inform the plan administrator of your desire to stop participating.

If you transfer all shares of common stock registered in your name into a new registration, the plan administrator will not automatically transfer the plan account to the new registration. You must contact the plan administrator to request a transfer of plan shares.”

The date of this Prospectus Supplement is March 1, 2013